Energy Fuels Receives Mine Permit from State of Wyoming for its
Sheep Mountain Uranium Project

July 16, 2015

Lakewood, Colorado –Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels”or the “Company”) is pleased to announce that the State of Wyoming has granted the Company approval for a major revision to the existing mining permit for its 100%-owned Sheep Mountain Project, including expansion of surface and underground mining. This is considered a major milestone in the permitting process for this facility. The Sheep Mountain Project is a conventional uranium project located in the Crooks Gap Mining District of central Wyoming, and one of the largest uranium development projects in the U.S. today. The project was formerly operated by Western Nuclear from the 1950's to the 1980's, at which time the mine was shut down due to low uranium prices.

In order to place the Sheep Mountain Project into production, the Company also requires a final environmental impact statement (“EIS”) from the U.S. Bureau of Land Management (“BLM”) and a facility to process the ore from this property. In January 2015, the BLM issued a draft EIS, and the Company expects the BLM to issue a final EIS and approve the Plan of Operations by mid-2016. The Company is continuing to evaluate processing options for the Sheep Mountain Project, including the permitting and construction of a new onsite heap leach facility or the use of an existing third party milling facility in the region.

According to an April 2012 preliminary feasibility study (“PFS”), the Sheep Mountain Project contains 30.3 million pounds of uranium contained in 12.9 million tons of Indicated Mineral Resources with an average grade of 0.117% eU3O8. In addition, the Sheep Mountain Project is one of the only uranium projects in the U.S. with reserves. Included in the Indicated Mineral Resources, the project contains 18.4 million pounds of uranium contained in 7.5 million tons of Probable Mineral Reserves with an average grade of 0.123% eU3O8. The PFS also estimates that the project can produce up to 1.5 million pounds of U3O8. per year over a 15-year mine life.

Stephen P. Antony, President and CEO of Energy Fuels stated: “With over 30 million pounds of uranium resources, the Sheep Mountain Project is one of the largest and most important uranium projects in the U.S. Receipt of the mining permit is a key achievement for Energy Fuels, as we work to ready this project for mining.”

“In 2014, Energy Fuels was the second largest producer of uranium in the U.S. with nearly 1 million pounds of production. Our goal is to become the leading uranium producer in the U.S., which could be achieved through our project pipeline that we believe is unmatched in the industry today. We recently added existing ISR production to our portfolio, through the acquisition of Uranerz and its Nichols Ranch ISR Mine and Plant in Wyoming. In addition, large-scale conventional uranium projects, such as our Sheep Mountain, Roca Honda, and Henry Mountains Projects, are critical components of Energy Fuels’ production growth strategy, as we seek to significantly scale-up our production capability to capture expected uranium market improvements.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels

Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the Sheep Mountain Projects’ resources, reserves and economics, expectations regarding the timing and receipt of future government approvals, the evaluation and availability of processing options, bringing the Sheep Mountain Project back into production, the Sheep Mountain Project being one of the largest and most important uranium projects in the U.S., the Company becoming the leading uranium producer in the U.S., the Company’s project pipeline being unmatched in the industry today, the Company’s ability to increase uranium production in the future, and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the Sheep Mountain Projects’ resources, reserves and economics, expectations regarding the timing and receipt of future government approvals, the evaluation and availability of processing options, bringing the Sheep Mountain Project back into production, the Sheep Mountain Project being one of the largest and most important uranium projects in the U.S., the Company becoming the leading uranium producer in the U.S., the Company’s project pipeline being unmatched in the industry today, the Company’s ability to increase uranium production in the future; and other risk factors as described in Energy Fuels’ most recent annual information form and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com